                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2005
                        Commission File Number: 000-30540

                                GIGAMEDIA LIMITED
                        122 TunHua North Road, 14th Floor
                             Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [ x ]            Form 40-F [  ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [  ]                   No [ x ]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b) :82-      .)

GIGAMEDIA LIMITED is filing under cover of Form 6-K:

Contents

     1. Press release announcing GigaMedia Updates Guidance for Fourth Quarter and Full Year 2004 (attached hereto as Exhibit 99.1).

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GigaMedia Limited
                                                  -----------------
                                                  (Registrant)




Date: April 14, 2005                              By: /s/ Thomas T. Hui
                                                  ------------------------------
                                                  (Signature)
                                                  Name: Thomas T. Hui
                                                  Title: Chief Financial Officer